09040496

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

VDM CAPITAL MARKETS, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

45 BROADWAY – 32ND FLOOR

NEW YORK,	**NEW YORK**	**10006**
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SCHAEFFER, CEO **(646) 576 - 2943**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***BRIAN SCHAEFFER*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of

VDM CAPITAL MARKETS, LLC, *as of* ***DECEMBER 31, 2008,***

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

CEO
____
Title

X ____________________
Notary Public

LESLIE D. DANIELS
Notary Public, State of New York
01DA6062432
Qualified in New York County
My Commission Expires September 24, 2009

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VDM CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 986
Securities-at market value	62,585,358
Due from clearing broker	16,004,038
Receivables from affiliates, net (Note 5)	3,020,587
Property, equipment, and capitalized software, net of accumulated depreciation and amortization of $417,386 (Notes 2(d)and 4)	671,012
Other assets	116,519
Total assets	$82,398,500

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	1,466,731
Securites sold, but not yet purchased	71,552,807
Payables to affiliates, net (Note 5)	1,542,483
Total liabilities	74,562,021
Commitments and Contingencies (Notes 6 and 7)	
Member's Equity	
Member's Equity (Note 8)	7,836,479
Total liabilities and member's equity	$82,398,500

The accompanying notes are an integral part of this statement.

VDM CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 1 - Nature of Business

VDM Capital Markets, LLC (The "Company") is a New York State Limited Liability Company formed in 2005, for the purpose of conducting proprietary trading. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Options Exchange ("CBOE") and other exchanges. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and accordingly, is exempt from the provisions of Rule 15c3-3 of the SEC. The Company clears all of its transactions through its clearing broker on a fully-disclosed basis.

The Company's sole member is Mill Bridge IV, LLC ("Mill Bridge"), which is in turn indirectly wholly owned by Van der Moolen Holding N.V. (The "Parent"), a Dutch company, listed on the Amsterdam Stock Exchange.

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***

Financial instruments owned and financial instruments sold, but not yet purchased, which include cash and derivative products (exchange traded options and futures) are recorded on a trade date basis and at fair value in the statement of financial condition, and the resulting realized and unrealized gains and losses are included in the statement of operations as principal transactions. The fair value of equity securities and futures contracts is based on the last trade quoted on a national exchange, and the fair value of index and equity options is based on the midpoint of the last bid and offer quoted on the CBOE.

Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

b) ***Income Taxes***

The Company, a single member LLC, does not pay federal, state and local income taxes on its taxable income. Instead, the parent is liable for the income taxes on the Company's taxable income pursuant to U.S. Income Tax Regulations SEC. 301.7701-3(b)(1)(ii).

As a single-member LLC, the Company records taxes on a separate company basis as if it were a division of Mill Bridge and is included in the state income tax return of Mill Bridge. The Company's operating results are included, along with Mill Bridge, in the consolidated federal income tax return filed by Van der Moolen USA, Inc. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

Note 2 - Summary of Significant Accounting Policies (continued)

b) ***Income Taxes (continued)***

For 2008, Van der Moolen USA, Inc. and Mill Bridge will report a substantial loss on its consolidated federal and state income tax returns respectively, which will result in a substantial deferred tax asset, all of which will be offset by a valuation allowance. Therefore, the Company did not record any federal or state income tax benefit in 2008.

In June, 2006, the Financial Accounting Standard Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 is effective for the Company beginning January 1, 2008. The effect of adopting FIN 48 did not have a significant impact on the Company's financial condition or results of operations.

c) ***Cash and Cash Equivalents***

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Fixed Assets***

Fixed assets consist of computer equipment and software and are carried at cost and depreciated over an estimated useful life of 3-5 years using the straight line method. Leasehold improvements are amortized over seven years using the straight line method.

e) ***Use of Estimates***

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2008, and the reported amounts of revenues and expenses during the year them ended. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Note 3- Marketable Securities Owned and Sold, but Not Yet Purchased

Marketable securities consist of securities at quoted market values, as illustrated below

	Owned	Sold, but not yet purchased
Equities	$19,875,495	$27,353,246
Options, futures and other derivatives	42,709,863	44,199,561
	$62,585,358	$71,552,807

Note 4- Fixed Assets

Major classifications of fixed assets, as of December 31, 2008, are summarized as follows:

Computer equipment	$ 280,382
Software	773,016
Leasehold improvements	35,000
	1,088,398
Less: Accumulated depreciation and amortization	(417,386)
	$ 671,012

Note 5- Related Party Transactions

As of December 31, 2008, the Company has accrued a payable of $460,364 to Van der Moolen Specialists USA, LLC ("VDMS"), $129,074 to VDM Chicago, LLC ("Chicago"), $3,699 to Windmill Capital Holdings, LLC ("Windmill"), and $949,347 to its 100% member Mill Bridge. As at the year end, the Company had a receivable of $3,000,000 from the parent and $20,587 from VDM Institutional Brokerage, LLC ("Brokerage"). All of these companies are affiliates of the Company. In the regular course of business these affiliates pay expenses including occupancy, legal, regulatory and employee compensation on behalf of the Company. The payable to VDMS relates to a "desk fee" expense charged to the Company at the rate of $9,000 per month per trader. During the year Mill Bridge provided capital contributions totaling $19,877,375 for funding of the losses and the payable to them relates to an interest charge for providing such funding. Mill Bridge has the intention to continue to fund the Company to meet its capital requirements.

Note 6- Commitments and Contingencies

Legal Proceedings

On or about May 9, 2008, three former employees of the Company, who were terminated on April 8, 2008, commenced arbitration against the Company before the CBOE. The claimants allege that the Company improperly withheld payment of earned and accrued compensation in the amount of $1,050,143 and also allege that they own a trading system that they used while employed by the Company which has been misappropriated by the Company.

The claimant's seek $1,567,489 plus legal fees plus various non-monetary relief for the alleged misappropriation of the trading system. The Company, in its answer, denies any liability and put forth various counterclaims against the claimants. The Company made a settlement offer and the claimants have refused to make a counter offer.

A decision may be rendered any time between April 8, 2009 and May 8, 2009 as required by the CBOE Uniform Code of Arbitration Procedure. The Company has provided a provision, included in "Professional fees and legal expenses", for liability of $776,000 for this proceeding.

On December 17, 2008, the Company received a claim from a vendor alleging a breach of contract. The total amount demanded is $344,375. The Company has advised counsel for the vendor that the contract was terminated for non-performance by the vendor.

This case was settled on March 9, 2009 for $50,000 for which amount the Company has provided a provision, included in "Professional fees and legal expenses".

Note 7- Financial Instruments with Off-Balance Sheet Credit Risk

The Company is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the financial statements.

Note 8- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $4,120,576, which was $3,870,576 in excess of its required net capital of $250,000. The Company's net capital ratio was 73.03%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2008, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Member of
VDM Capital Markets, LLC
45 Broadway – 32nd Floor
New York, NY 10006

We have audited the accompanying statement of financial condition of VDM Capital Markets, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VDM Capital Markets, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 26, 2009

VDM CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

VDM CAPITAL MARKETS, LLC
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2008

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Member of
VDM Capital Markets, LLC
45 Broadway – 32nd Floor
New York, NY 10006

In planning and performing our audit of the financial statements of VDM Capital Markets, LLC as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding FOCUS Report Part IIA filing.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, CBOE and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 26, 2009